Exhibit 4.8

THIS AMENDMENT TO EMPLOYMENT AGREEMENT dated for reference the 1st day of October, 2009 (the “Amendment”).

BETWEEN:

HELIX BIOPHARMA CORP.
(the “Company”)

AND:
PHOTIOS MICHALARGIAS
(the “Executive”)

WHEREAS:

A.	the parties entered into an employment agreement dated for reference August 6, 2008 (the “Employment Agreement”);

B.	the parties wish to amend the Employment Agreement, upon the terms set out in this Amendment;

THEREFORE in consideration of the recitals, the following covenants and the payment of one dollar made by each party to the other, the receipt and sufficiency of which is acknowledged by each party, the parties agree on the following terms:

1.	The amendments set out in this Amendment are effective on and after November 1, 2008.

2.
All other provisions of the Employment Agreement shall remain in full force and effect, except that where this Amendment may be in conflict with the provisions of the Employment Agreement, then this Amendment shall govern.

3.	Section 3.1 of the Employment Agreement is deleted and replaced with the following:

“3.1           Annual Base Salary

The Company shall pay or provide to the Executive, for his services under this Agreement, an annual salary of $230,000, payable semi-monthly on the fifteenth and the second last banking day of the month.  Should the fifteenth day of any month not be a business day, the base salary  otherwise due on such date shall be paid to the Executive on the immediately preceding business day.”

4.	Section 3.2 of the Employment Agreement is deleted and replaced with the following:

“3.2           Annual Review

The annual base salary referred to in subsection 3.1 shall be reviewed in the last quarter of each fiscal year of the Company by the Board or Compensation Committee of the Board (the “Committee”), in consultation with the Executive, and may be increased for the following fiscal year by such amount as is determined by the Board or the Committee.

5.	Section 3.7 of the Employment Agreement is deleted and replaced with the following:

“3.7           Vacation

The Executive shall be entitled to three weeks paid vacation for each fiscal year of the Company.  In addition to the three weeks of paid vacation each fiscal year, the Executive shall be entitled to statutory holidays and the number of paid holidays provided for under the policies and procedures of the Company in effect from time to time.  The Executive may not take in a fiscal year any of the three weeks paid vacation earned but not taken in previous fiscal years unless expressly permitted by the written policies of the Company in effect from time to time.”

6.	Section 7.1(a) of the Employment Agreement is deleted and replaced with the following:

“(a)           at any time upon providing 60 days notice in writing to the Company;”

In Witness Whereof, the parties hereto have duly executed this Amendment as of the day and year first above written.

HELIX BIOPHARMA CORP.

Per:
/s/  Donald H. Segal
Authorized Signatory

/s/  Photios (Frank) Michalargias
PHOTIOS MICHALARGIAS